                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 3 )*

                                   NYFIX, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   0000099047
                     ---------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                               Benjamin S. Reichel
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 3, 2005
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

------------------------
*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 2 of 4
------------------------                                 -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Carl E. Warden
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  2,840,078
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,840,078
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               2,840,078(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  (i)  100,000  shares of common  stock  held by The Carl and Vicki
Warden Family Foundation (the "Foundation"), of which Mr. Warden is the trustee,
(ii) 551,626 shares held in a  multi-generational  trust (the "Trust") and (iii)
463,792  shares for which Mr.  Warden  has a power of  attorney  (the  "Power of
Attorney  Shares")  which  enables him to vote and dispose of such  shares.  Mr.
Warden disclaims  beneficial  ownership of the shares held by the Foundation and the Trust as well as the Power of Attorney Shares. Does not include an aggregate of 1,813,310  shares of Common Stock held by certain adult family members of Mr.
Warden and their children.

------------------------                                 -----------------------
CUSIP NO. 0000099047               13D                               Page 3 of 4
------------------------                                 -----------------------

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

            The following  constitutes  Amendment  No. 3 ("Amendment  No. 3") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

            Items 5(a) and (b) are amended in their entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b)  The  aggregate   number  of  shares  of  Common  Stock  and
percentage of the outstanding  Common Stock of the Issuer  beneficially owned by
Mr. Warden is as follows:

        Aggregate Number of      Number of Shares: Sole      Number of Shares: Shared       Approximate
             Shares             Power to Vote or Dispose     Power to Vote or Dispose        Percentage*
---------------------------------------------------------------------------------------------------------

       2,840,078(1)               2,840,078(1)                       0                          8.8%

---------------------------------------------------------------------------------------------------------
            * Based on 32,442,431 shares of Common Stock,  outstanding as of May
31, 2005, as disclosed in the Issuer's  Quarterly  Report on Form 10-Q,  for the
quarter ended March 31, 2005.

            (1) Includes (i) 100,000 shares of common stock held by The Carl and
Vicki Warden Family  Foundation (the  "Foundation"),  of which Mr. Warden is the trustee,  (ii) 551,626 shares held in a  multi-generational  trust (the "Trust")
and (iii)  463,792  shares  for which Mr.  Warden has a power of  attorney  (the
"Power of  Attorney  Shares")  which  enables  him to vote and  dispose  of such shares.  Mr.  Warden  disclaims  beneficial  ownership of the shares held by the
Foundation  and the  Trust as well as the  Power of  Attorney  Shares.  Does not include an aggregate of 1,813,310  shares of Common Stock held by certain  adult family members of Mr. Warden and their children.

            Item 5(c) is hereby amended to include the following:
            (c) The following table sets forth recent  transactions  effected by
Mr. Warden including all  transactions in the past 60 days immediately  prior to the filing of this Amendment No. 3. All purchases were made in the open market

            Purchase Date                  Number of shares              Purchase Price
            -------------                  ----------------              --------------

              09/16/2005                        35,500.00                $5.77
              09/22/2005                        13,000.00                $5.63
              10/06/2005                         1,539.00                $5.44
              10/07/2005                         1,011.00                $5.42
              10/10/2005                        12,886.00                $5.39
              10/11/2005                        11,102.00                $5.23
              10/12/2005                         1,750.00                $5.12
              10/20/2005                        61,196.00                $4.27
              10/21/2005                        12,600.00                $4.56
              10/26/2005                         3,500.00                $5.12
              10/27/2005                        65,000.00                $3.97
              10/28/2005                        25,000.00                $2.84
              11/02/2005                        46,000.00                $2.91
              11/03/2005                        33,000.00                $3.08

                                       3

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CUSIP NO. 0000099047               13D                               Page 4 of 4
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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2005

/s/ Carl E. Warden
--------------------------------
Carl E. Warden